Filed by Tailwind Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Tailwind Acquisition Corp.
Commission File No. 001-39489
1 Investor Overview qomplx.com Simplify Data. Transform Risk.

2 This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between Tailwind Acquisition Corp. (“Tailwind”) and QOMPLX, Inc. (“QOMPLX”). The information contained herein does not purport to be all-inclusive and none of Tailwind, QOMPLX or their respective affiliates or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Tailwind, QOMPLX, or any of their respective affiliates. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act"), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. Forward-Looking Statements Certain statements made in this Presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Tailwind and QOMPLX, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Tailwind’s and QOMPLX’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Tailwind and QOMPLX. These statements are subject to a number of risks and uncertainties regarding QOMPLX’s and Tailwind’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions generally and competitive factors impacting the businesses of any of Tailwind, QOMPLX, Sentar, Inc. (“Sentar”) and RPC Tyche LLP “Tyche”); the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement entered into with respect to the Business Combination; the inability of QOMPLX to consummate the acquisition of Sentar or Tyche or the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement for such acquisition; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the stockholders of Tailwind for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Tailwind, QOMPLX, Sentar and Tyche; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by Tailwind’s stockholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on NYSE following the Business Combination; costs related to the Business Combination; inaccuracies for any reason in the estimates of expenses and profitability and the projected financial information (including on a pro forma basis giving effect to the acquisitions of Hyperion Gray, LLC, Sentar and Tyche) for QOMPLX; and other risks and uncertainties, including those included under the header “Risk Factors” in the registration statement on Form S4, filed by Tailwind with the SEC and those included under the header “Risk Factors” in Tailwind’s Annual Report on Form 10K/A. There may be additional risks that are presently unknown or believed to be immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Tailwind’s and QOMPLX’s expectations, plans or forecasts of future events and views as of the date of this Presentation. Tailwind and QOMPLX anticipate that subsequent events and developments will cause these assessments to change. However, while Tailwind and QOMPLX may elect to update these forward-looking statements at some point in the future, Tailwind and QOMPLX specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Tailwind’s or QOMPLX’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Disclaimer (Safe Harbor)

3 Non-GAAP Financial Measures This Presentation includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, Organic Revenue Growth, Gross Margin, Adjusted EBITDA and Adjusted Gross Profit. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing QOMPLX’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the presentation of these measures may not be comparable to similarly-titled measures used by other companies. Furthermore, certain of these non-GAAP metrics give pro forma effect to QOMPLX’s acquisition of Hyperion Gray and its proposed acquisitions of Sentar and Tyche, in each case, as if such acquisitions had been consummated on 1 January 2020. Tailwind and QOMPLX believe these non-GAAP provide useful information to management and investors regarding certain financial and business trends relating to QOMPLX’s financial condition and results of operations. Tailwind and QOMPLX believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing QOMPLX’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Use of Projections This Presentation contains financial forecasts with respect to QOMPLX’s projected financial results for its fiscal years 2021 through 2024. Further, certain of these projected financial results give pro forma effect to QOMPLX’s acquisition of Hyperion Gray and its proposed acquisitions of Sentar and Tyche. QOMPLX’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of QOMPLX, on a stand-alone or a pro forma basis for its acquisitions of Sentar, Tyche and Hyperion Gray, or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Industry and Market Data In this Presentation, Tailwind and QOMPLX rely on and refer to certain information and statistics obtained from third-party sources which they believe to be reliable. Neither Tailwind nor QOMPLX has independently verified the accuracy or completeness of any such third-party information. Additional Information In connection with the transactions contemplated by the Business Combination Agreement, Tailwind has filed with the SEC a Registration Statement including a preliminary prospectus and preliminary proxy statement. Tailwind will mail a definitive proxy statement/final prospectus and other relevant documents to its stockholders. This Presentation is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Tailwind will send to its stockholders in connection with the Business Combination. Investors and security holders of Tailwind are urged to read, when available, the proxy statement/prospectus in connection with Tailwind’s solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to stockholders of Tailwind as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: 1545 Courtney Avenue, Los Angeles, CA 90046. Participants in the Solicitation Tailwind, QOMPLX and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Tailwind’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Tailwind’s directors and officers in Tailwind’s filings with the SEC, including the Registration Statement filed with the SEC by Tailwind, which includes the proxy statement of Tailwind for the Business Combination. The names and interests of QOMPLX’s directors and executive officers are also in the Registration Statement filed with the SEC by Tailwind, which includes the proxy statement of Tailwind for the Business Combination.. Trademarks This Presentation contains trademarks, service marks, trade names and copyrights of Tailwind, QOMPLX and other companies, which are the property of their respective owners. Disclaimer (cont’d)

4 Presenters and Agenda Financial profile: ■ Revenue growth ■ Margin expansion ■ Financial strength ■ Key Metrics ■ Leadership and key new hires ■ Board appointments ■ Innovation ■ Discussion of TAM ■ Drivers of key business areas and use cases Jason Crabtree CEO / Co-Founder John Ferrari CFO / CAO

5 Investment Highlights Market leader for: ■ Identity Analytics: detecting stolen or forged credentials on premise and in the cloud ■ Blast impact reduction: Rapid Identification of compromised assets after a breach and impact reduction prior to breaches ■ Scaled Data Integration: Rapid Data Ingestion and Contextualization ■ Risk Modeling: faster, smarter, and bespoke risk prediction ■ Large and growing $160 Billion TAM ■ 2020 revenues in $96 Million ■ 2021 forecast of $140 Million ■ 40% Revenue CAGR ■ 77% recurring revenue ■ Rapidly expanding margins from SaaS solutions ■ Experienced management team Simplify Data. Transform Risk.

6 Key themes driving rapid growth 2. QOMPLX’s data factory makes data simple at scale We track the ingredients for each important decision Clients focus on their unique data problems without distraction 1. Cybersecurity is growing fast Commercial and government clients have the same problem QOMPLX is critical to stopping major breaches and ransomware 3. Rapid value from turnkey cyber and insurance software powers adoption Flexible common components support ongoing growth and innovation Component marketplace speeds commercial take-up 4. Zero Trust networks are the future Real trust requires verification — identity centric security is all about authentication QOMPLX is the leader in verifying authentication and risk-focused data analytics

QOMPLX:

Senior Executive Team

Executive Team



Jason Crabtree
CEO / Founder



Andrew Sellers
CTO / Founder



John Ferrari
CFO / CAO



Carol DiBattiste
General Counsel

Market Leadership



Andrew Jaquith
Chief Information Security Officer & GM, Cyber



Conan Ward
President & GM, Rubiqon & Insurance Operations



Alastair Speare-Cole
President & GM, Insurance Analytics



Alun Marriott
Managing Partner, Tyche



Darren Kraabel
President, Sentar

Core Business



Randy Clayton
Chief Delivery Officer



Abha DasGupta
Chief Strategy Officer



Chad Kite
Vice President, Sales



Natalie Alexander
Vice President, People



Richard Kelley
Vice President, Applied Research

7

8 Board of Directors Nominees Annie Edwards General Counsel & Chief Human Resources Officer for Luma Financial Technologies Jason Crabtree CEO / Founder Lisa Crutchfield Former Executive Vice President of National Grid William Foley Executive Chairman of Cannae Holdings Stephen Guggenheim Former Corporate Vice President of Artificial Intelligence for Microsoft Chris Krebs Former Director of the Cybersecurity & Infrastructure Security Agency Andrew Sellers CTO / Founder

9 CRM Cloud Service Mgmt Cloud Security Cloud Risk Cloud 2015 1995 2004 2005 2011 Category-deﬁning cloud platforms HR Cloud As data gets cheaper and more pervasive, visibility and analytics get more expensive – risk is an eﬀective lens through which to view critical decisions and protect your business.

10 Expanding TAM $66.8B Big Data & Analytics Software 1 $46.7B Cyber Software 2 $39.1B Insurance Analytics 3 $11.6B IT Operations Management 4 1. IDC, Worldwide Big Data and Analytics Software Forecast, 2020. 2. Gartner, Forecast Analysis: Information Security and Risk Management, Worldwide, 2020. 3. RBC Cyber Insurance, Munich Re, 2020; Global Insurance Telematics Market, Kenneth Research, 2019; Kenneth Research, 2020. 4. IDC, Worldwide IT Operations Management Software Forecast, 2020. $164.2B 10%+ YoY Total addressable market

11 Flip the paradigm on data and analytics QOMPLXOS platform simplifies data preparation & infrastructure ▪ Focused pre-built use cases ▪ Rapid data ingest, storage & transformation ▪ Easy data integration ▪ Flexible multi-data store models (relational, time-series, graph, wide column) ▪ Increased data access at scale ▪ Real-time tailored analytics $66.8B Big Data & Analytics Software QOMPLX cloud-native SaaS platform for data intensive analytics ▪ Prioritized focus on business problems ▪ Deploy faster ▪ Secure, stable, & scalable ▪ Superior functionality & performance ▪ Improved transparency (data lineage and core controls) 20% Data preparation & infrastructure builds 80% In-depth analysis work Homegrown efforts QOMPLX

12 Security vendors have failed to stop the most impactful attacks that exploit the critical dependency of Active Directory and Cloud Identity Providers in modern IT enterprises QOMPLX’s flagship cyber software tools protects Active Directory and Cloud Identity and fuse together data across other security tools Demand for cybersecurity has grown considerably; the cost of cyber attacks has grown even faster. QOMPLX is the most advanced Active Directory and cloud authentication veriﬁcation capability available, providing market leading cyber data fusion and analytics across all data sources feeding security operations centers and risk programs. 1. 2. 3. Cybersecurity infrastructure for identity and analytics

13 Cyber losses mount Continued increases in cyber attacks. Attackers go undetected with forged and falsified authentication to compromise identity and their key target is Active Directory. QOMPLX delivers: ■ A global and external view of risk exposure via access into QOMPLX’s massive breach and scan data ■ Privilege Assurance provides attack path and blast radius assessments – to understand what hackers can and do reach after getting inside ■ Identity Assurance detects lateral movement enabled by forged or misused passwords and credentials ■ Data Fusion contextualizes data in a single pane of glass to deliver visibility across cyber tools

14 Today New Products and Momentum Why QOMPLX Drivers in cybersecurity ■ Cyberattacks are on the rise & escalating: 2020 cybercrime costs were ~$1Trillion 1 ■ Critical industries are under attack ■ Contextual understanding of web vulnerabilities with PunkSpider ■ Visualization of span of potential attacks ■ Find vulnerabilities across top 2 Million+ internet domains ■ Robust set of databases adding depth and context to enrich raw data ■ QOMPLXOS rapid data ingest, storage and transformation at scale ■ Global scope: massive exposure, posture and breach data sets ■ Data at scale: Real-time streaming ingestion of data from diverse sources IMAGE PLACEHOLDER for (3 to 5 news articles) Privilege Assurance (PA Attack Modeling & Analysis with enhanced visualization via Graphview 1 McAfee, The Hidden Costs of Cybercrime, 2020. IMAGE PLACEHOLDER for (3 to 5 news articles) QOMPLX stops attackers from bypassing clear gaps in today’s perimeter, endpoint, and SIEM tools

QOMPLX:

Total Addressable Market

$66.8B

Big Data & Analytics Software

$46.7B

Cyber Software

Cybersecurity solutions

Global view of risk

Punkspider
Scalable web vulnerability scan & search tool

Enrichment Databases
- Breach data
- Event data
- Reputational data
- Vulnerability & Exploit data
- Threat Actor data
- Security Tool metadata
- Internet Infrastructure Health data

Proprietary data sets
- Understand exposure
- Quickly analyze cyber events, threat actors, asset reputation, cyber tools, vulnerabilities & exploits

External

Q:SCAN
View your organization's security the way outsiders do

Risk Quantification
- Network Risk Score & Resilience Score
- Cyber Data Enrichment

Marketplace
Data + Models + Flows

QOMPLX:OS - Fusion & Analytics
(External and Internal)

Structured & Unstructured Data
- Ingest
- Analyze
- Model
- Persist

Internal

Identity Assurance (IA)
- On-Premise Authentication Validation & Analytics
- Hybrid Cloud Architecture Extensions

Privilege Assurance (PA)
Attack Modeling & Analysis

Managed Analytics
- Managed Identity Assurance & Privilege Assurance
- External Exposure Monitoring
- Managed Detection & Response (MDR)
- Risk Monitoring

Cloud Security
- Threat Detection & Analytics
- Investigation & Response

15

Hackers Breached Colonial Pipeline Using Compromised Password

Ransomware and Forged Identity

- In the case of the Colonial pipeline cyber attack, a compromised password was the entryway to the legacy VPN from which lateral movement and privilege escalation ultimately took place.[1]
- The most devastating ransomware attacks rely on forged and falsified authentication. Attackers take over the core of the network and gain control.
- Identity forgeries (Golden Tickets in Active Directory or forged SAML in cloud environments) provide unfettered access and unlimited time to find, exploit and control a target's mission critical functions and then demand ransom.

QOMPLX:

Ransomware attacks and the QOMPLX Cyber solution

The QOMPLX solution is core to stopping a $20 Billion Problem[2]

- Ransomware attacks are up 820% since 2019[3]
- QOMPLX:CYBER solutions include capabilities to analyze vulnerabilities and assure identity as well as detect and mitigate breaches
- The direct costs associated with Ransomware attacks and their prevention are expected to reach $20 billion in 2021[4]
- QOMPLX:CYBER solutions are critical in the fight to stop attackers before ransomware can impact a target's network

(1) Bloomberg, Hackers Breached Colonial Pipeline Using Compromised Password to Access Colonial Pipeline Network, June 4, 2021.
(2) Cybersecurity Ventures, Global Ransomware Damage Costs expected to Reach 20 Billion (USD) by 2021, Oct.21 2019.
(3) Malwarebytes, State of Malware Report 2020, Feb.2020.
(4) Cybersecurity Ventures, Global Ransomware Damage Costs expected to Reach 20 Billion (USD) by 2021, Oct. 21 2019.

16

17 ■ Cyber data collection, integration, analytics and data persistence ■ Active Directory and identity/privilege security analytics, risk assessment, and monitoring Customer Case Study Global Professional Service Firm ■ External and internal tech-driven security posture monitoring ■ Identification, prioritization and quantification of cyber and technology risks and scenario 2018 2019 2020 $0.19 $1.83 $20 TCV in Millions 2018 2019 2020 2021 Initial Cyber Contract for Identity and Privilege Analytics Account expansion as strategic security analytics and operations provider – increasing data processing and managed detection and response footprint globally Renewed contract and added additional scope Additional expansion to support acquisitions and integration efforts

18 ■ Utilizes detailed QOMPLX tech-driven security assessments and posture (internal and external) to better evaluate acquisition targets ■ Reduce overall security spend by evaluating and remediating cyber risks using scenario-based stochastic risk models Customer Case Study Fortune 500 Insurance Firm ■ Automated 247 analytics with expert add-on monitoring by QOMPLX frees up scarce internal resources and leverages specialized domain expertise 2019 2020 $2.19 $9.5 TCV in Millions 2019 2020 Identity Analytics and Managed Identity Assurance 2020 Multiple contract expansions for Analytics, External Posture, and Security Assessments/Monitoring

19 Cyber insurance is rapidly growing and losses are accelerating even faster with ransomware. New perils like cyberattacks are changing the traditional insurance industry risk models and require advanced analytics and continuous monitoring. Leading insurers are accelerating cloud-based transformations. QOMPLX software powers more accurate and real-time views of risk across underwriting, pricing, capital modeling and reserving – all core to the future of insurance. 1. 2. 3. Insurance infrastructure for underwriting and analytics

20 New Products and Momentum Why QOMPLX Drivers in insurance ■ Cyber insurers reported a 336% jump in claims from the start of 2019 to 2020 1 ■ Bloomberg reported, CNA made a $40M payment, one of the largest previously disclosed 2 ■ “75 percent of cyber claims” are attributed to first-party Ransomware 3 ■ QOS based SaaS tools are equipped to rapidly ingest, transform and contextualize data at scale ■ Expanding data partnerships to broaden the perspective of customer algorithms, models and simulations ■ Seamless integration of first- and third-party models, data sets, and algorithms ■ More accurate & comprehensive view of accumulated risks and exposures ■ Cyber Underwriting-as-a-Service ■ Cyber Claims Handling ■ Superior Risk Management, Loss Control, and Mitigation 1 Aon, Aon’s Errors & Omissions 2021 2 Bloomberg, CNA Financial paid 40 Million in Ransomware after March Cyberattack. May 20, 2021. 3 Carrier Management, Time For Insurers To Reassess ‘Grim’ Cyber Insurance Market: AM Best, Jun 7, 2021. IMAGE PLACEHOLDER for (3 to 5 news articles) Cloud-native hazard, risk exposure, and loss modeling ecosystem ■ Creates a robust ecosystem of data ■ A transparent framework supporting open modeling standards ■ Advanced analytics solutions quantifying portfolio risk Today

21 Insurance solutions $66.8B Big Data & Analytics Software $39.1B Insurance Analytics Integrated Insurance Analytics & Operations Solutions RubiQon Insurance Business Process-as-a-Service Platform ▪ Risk Assessment ▪ Risk Quantification ▪ Risk Mitigation/Loss Control ▪ Insurance Underwriting ▪ Specialty Claims QOMPLXOS Fusion & Analytics Structured & Unstructured Data ▪ Ingest ▪ Analyze ▪ Model ▪ Persist ▪ Search ▪ Serve Insurance Models Underwriting Decision Platform Analytics Software Hazard, Exposure and Loss Modeling Business Solutions Tyche Insurance Studio & Software

22 Financial Services & Insurance Market expansion Tyche Capital Model Tyche Specialist Libraries Tyche Pricing System Tyche Optimiser Tyche Flow Tyche Compute Server Tyche Model Generator Serving Property/Casualty and Life Insurers and Reinsurers What we’ve done ▪ Provide software to enable insurance clients to transform their internal business processes including capital, pricing, reserving, valuation & risk ▪ Integrated approach to capital modeling and pricing ▪ Low-code/no-code flow editors with cloud-based execution What we’re doing to grow ▪ QOMPLX platform allows actuarial modeling tools to be paired with data science tools like Python and Scala ▪ Full integration with QOMPLX risk cloud ▪ Broader integration of alternative and third-party data for insurance Insurance Intermediaries, Distributors, and Regulators What we’ve done ▪ Streamlining pricing, capital and actuarial modeling tasks ▪ Robust capital modeling and pricing foothold as a “core” risk cloud component What we’re doing to grow ▪ Expanding into general data analytics, orchestration and storage of insurance and risk finance using the QOS platform ▪ Expanding into capital modeling for non-insurance financial services ▪ Linking risk selection, pricing, capital modeling and catastrophic risk modeling into the single unified QOMPLX risk cloud Powerful anchor use cases coupled with ﬂexible data processing infrastructure

23 Build-your-own government analytics solutions have continued to fail - driving opportunity for end-to-end solutions providers. Faster time to value. Greater flexibility and power. Integrated operational support. Expert operators for mission success. Government agencies are accelerating data analytics and cybersecurity investments. QOMPLX software and technical experts provide exceptional cloud-based and deployable solutions for government to gain real-time views of risk across critical cybersecurity, risk management, and operations functions. 1. 2. 3. Analytics and cyber infrastructure solutions for Government

24 US Government cybersecurity mandates QOMPLX is the pioneer in the verification and authentication of identity and privileges ■ Zero Trust requires verification of authentication events – otherwise you can’t trust any computer or human logons – and they are becoming the central line of defense ■ QOMPLX is a core component for agencies to meet US Government mandates for Zero Trust and securing cybersecurity infrastructure ■ QOMPLX covers hybrid environments – we are the leader in securing identity across both on-premise and cloud environments $10 Billon Civilian Government Cybersecurity $10 Billion Military Cyber Operations (before classified military and intelligence funding) US Congressional Budget Request for Cybersecurity 20221 1 The Washington Post, Cybersecurity 202 Biden Administration Aims Big Cybersecurity Spending. June 1, 2021. Presidential Executive Order directs Zero Trust

QOMPLX:

Drivers in government cybersecurity amplify private trends

Zero Trust is being mandated - you can't achieve it without QOMPLX authentication verification technology


Executive Order on Improving the Nation's Cybersecurity
ZeroTrust but Verify
Ransomware attacks are closing schools, delaying chemotheraphy, and derailing everyday life.

QOMPLX

- Secure critical infrastructure in any industrial environment
- Create a full, accurate asset inventory of your technology environment
- Maintain consistent availability and metering of their products or services.
- Stop Ransomware from spreading.

Winner 2018–2021 (2)
FedHealthIT Innovation Awards

Today

- UHS reports $67 million in losses from ransomware attack[1]
- Government is mandating Zero Trust but that cannot exist without verification and authentication
- QOMPLX is on the critical path to make Zero Trust work in practice

Expanding Value and Capability

- Ransomware preparedness scoring and rapid response are core use cases
- Market leadership stemming from stream processing (i.e. fast data), graph database, and timeseries analytics
- Data analysis and storage tools enable new products to find insight from more data faster and easier than ever

Why QOMPLX

- Deep expertise and technology deliver scalable and specific solutions (DHA)
- Q:OS helps federal and local governments ingest, parse, and transform disparate data to into a unified data fabric
- Analytics, simulation modeling, and machine learning-driven planning to deliver swift mission insights and enable decisions

(1) Cyberscoop, UHS Ransomware Cost, March 1, 2021.
(2) This information is subject to the closing of the Sentar acquisition

25

26 20 Further expansion in Healthcare, Operational Technology, and Industrial Controls Healthcare Security & Connected Medical Devices What we’ve done ▪ Cyber operations and intelligence experts are defending major hospitals and healthcare networks ▪ Insider threat, vulnerability management, and security operations ▪ Resilience – planning, responding, and recovering from cyber attacks What we’re doing to grow ▪ Stopping ransomware for healthcare providers with Active Directory/Identity detections and analytics ▪ Cybersecurity for Healthcare Providers – offerings that are transferable to private industry ▪ Security for Connected Medical Devices is poised for massive growth Operational Technology (OT & Industrial Controls What we’ve done ▪ Determination and mitigation of cybersecurity risk in Defense, Intelligence and mission critical infrastructure ▪ Security controls assessment and implementation for IT and OT networks (e.g. pipelines, water utilities, electric grid) What we’re doing to grow ▪ Continuous OT systems security assessment and monitoring using QOMPLX risk cloud ▪ Industrial control system (ICS monitoring services – managed and automated ▪ Modular and deployable QOMPLXOS for isolated and classified networks

27 Summary Pro Forma Financials Note: Financials reﬂect pro forma entity for Hyperon Gray, Sentar and Tyche acquisitions. Fiscal year ends on 12/31. (1) Deﬁned as any revenues related to a contract over 1 year in length. (2) Calculated as beginning recurring revenue plus expansion/price increases minus churn, divided by beginning recurring customer revenue (3) Based on recurring revenue from customers. 77% Recurring Revenue 1 Predictable Revenue $141M FY21E PF Revenue Significant Scale 46% FY21E PF Revenue Growth Sustainable & Fast Growth $160B TAM Massive Addressable Market 98 Customers Robust Customer Base 114% Net Revenue Retention Rate2 Strong Retention 136% in Commercial Business) $4.1M Avg. Revenue Per Customer (Top 20 4.2 years Avg. Tenure of Customer Top 203)

28 Sustainable long-term growth Pro Forma Revenue Adjusted Gross Profit 1 Adjusted EBITDA 2 % Revenue Growth % Margin % Margin 39% 44% 49% 46% 45% 69% 62% 56% 47% 41% 30% 20% 7% 10% 16% 44% CAGR 66% CAGR 184% CAGR 3 Source: Company provided financials. Note: Financials reflect pro forma entity for Hyperon Gray, Sentar and Tyche acquisitions. Fiscal year ends on 12/31. (1) Excludes allocated depreciation associated to the cost of revenue. (2) Excludes stock-based compensation and acquisition-related costs. (3) 2022E 2024E CAGR. 2020 2021E 2023E 2024E 2022E 2020 2021E 2023E 2024E 2022E 2020 2021E 2023E 2024E 2022E $39 $15

29 Selected public comparable metrics as of 06/07/2021 Source: Company filings, company provided financials, Wall Street research and Capital IQ as of 6/7/21. 1 Metrics reflect pro forma entity for Hyperon Gray, Sentar and Tyche acquisitions. EV based on pricing at $10/share. 2 C3.ai metrics represent fiscal year 2023E which ends in April 2023. Number of customers reflects latest disclosed enterprise AI customers. 3 Crowdstrike June 2021 Investor Presentation. 4 Total subscription customers. 5 Excludes allocated depreciation associated to the cost of revenue. 6 Excludes stock-based compensation and acquisition-related costs. (2) (1) (3) (4) (5) Enterprise Value ($M $1,173 $7,229 $56,773 $20,030 $50,716 No. of Customers 98 89 150 20,000 11,420 4 Avg. Revenue per Customer $1M $1.9M $8.1M $115K $81K 4 Net Dollar Retention 114% Overall 136% in Commercial Business) NA NA 129% 120% Recurring % of Rev 77% 87% 95% 25% 93% 2022E Revenue ($M $210 $329 $1,892 $3,125 $1,839 2022E Revenue Growth 49% 34% 28% 23% 35% 2022E Gross Margin 56% 5 78% 79% 77% 77% 2022E EBITDA Margin 7% 6 30% 28% 7% 15%

30 Transaction summary ($ Millions) Transaction Highlights ▪ Pro Forma Enterprise Value of $1.2B based on 5.6 2022E Pro Forma Revenue of $210M ▪ Up to $200M of the cash proceeds from the PIPE financing and Tailwind trust account will be used to fund Sentar and Tyche acquisitions ▪ Existing QOMPLX equity holders will roll 100% of their equity and will own 59% of the pro forma company on a non-fully diluted basis 1 ▪ Cannae Holdings, an existing QOMPLX shareholder led by Bill Foley, has committed to an "anchor" investment of $50 million of the PIPE financing ▪ Additionally, 10% of the pro forma outstanding common stock immediately after closing will be reserved for issuance as part of an Equity Incentive Plan for ongoing employees Source: QOMPLX financial materials. (1)Includes Sentar and Tyche equity consideration and Tailwind options issued in respect of vested QOMPLX options (valued based on treasury method). (2)Assumes no shareholder redemptions. (3)Includes $12.5 million from Cannae and $7.5 million from other PIPE investors funded at signing in respect of convertible debt securities that will convert into Tailwind shares at the closing. (4)Maximum cash consideration to be paid at closing, excluding contingent and equity consideration. (5)Based on a Pro Forma share count of 144.777 million which includes 85.0 million rollover equity shares, 33.422 million Tailwind public shares, 18 million shares from PIPE investors, and 7.52 million Tailwind founder shares. Tailwind sponsor agreed to forfeit 0.836 million founder shares. Tailwind agreed to issue 0.836 million Tailwind shares to Cannae for serving as the “anchor” investor. Pro forma shares and ownership figures do not reflect impact from the Tailwind warrants and the post-closing Incentive Equity Plan (including any existing unvested equity awards that may form part of such plan) and assumes no redemptions. (6)Existing cash and debt on the pro forma balance sheet assumed net zero. (6) Source of Funds Cash Held in Trust2 $334 Issuance of Tailwind Equity1 850 Cannae PIPE3 50 PIPE Investors 3 130 Total Sources $1,364 Uses of Funds QOMPLX Equityholder Consideration1 $850 Est. Transaction Fees & Expenses 40 Acquisition of Sentar & Tyche4 200 Cash to Balance Sheet 274 Total Uses $1,364 Pro Forma Valuation QOMPLX Illustrative Share Price $10 Pro Forma Shares Outstanding (M5 144.8 Equity Value 1,448 Net Debt 6 $274 Enterprise Value $1,173 TEV / 2021E Revenue ($141M 8.3x TEV / 2022E Revenue ($210M 5.6x Pro Forma Ownership % $10 / Share 5 5.2% ■ Current QOMPLX Equityholders1 ■ Public Shareholders ■ PIPE Investors ■ Tailwind Sponsor

31 Investment summary Market leader for: ■ Identity Analytics (Traditional and Cloud) ■ Blast impact reduction making breaches smaller ■ Scaled Data Integration and Operations ■ Risk Modeling and Prediction ■ Large and growing $160 Billion TAM ■ 2021 forecast of $140 Million ■ 40% Revenue CAGR ■ 77% recurring revenue ■ Rapidly expanding margins from SaaS solutions ■ Experienced management team Simplify Data. Transform Risk.

32 Contact Us 5714104949 1775 Tysons Blvd, Suite 800 Tysons, VA 22102 United States investor.relations@qomplx.com Simplify Data. Transform Risk.